United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 1 October 2021

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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9 November 2021

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the Third-Quarter ended 1 October 2021 & FY21 Dividend Declaration

Raising FY21 guidance reflecting solid Q3 performance

					Change vs 2020
		Revenue	Volume (UC)[1]	Revenue per UC[1]	Comparable[2] Volume	Revenue per UC[1],[6]	FXN[2] revenue	Revenue
Q3 2021	Europe	€3,249m	657m	€4.88	(1.0)%	2.0%	1.0%	2.0%
	API	€700m	139m	€4.91
	CCEP	€3,949m	796m	€4.88	19.5%	2.0%	22.0%	24.0%
YTD 2021	Europe	€8,634m	1,778m	€4.81	3.0%	2.5%	6.5%	7.5%
	API	€1,233m	245m	€4.90
	CCEP	€9,867m	2,023m	€4.82	17.0%	2.5%	21.5%	23.0%

					Change vs 2020
		Pro forma revenue [3]	Pro forma comparable volume (UC)[3]	Pro forma revenue per UC[3]	Pro forma comparable volume[3]	Pro forma revenue per UC[3]	Pro forma FXN revenue[3]	Pro forma revenue[3]
Q3 2021	Europe	€3,249m	657m	€4.88	(1.0)%	2.0%	1.0%	2.0%
	API	€700m	139m	€4.91	(2.0)%	1.5%	—%	2.5%
	CCEP	€3,949m	796m	€4.88	(1.5)%	2.0%	0.5%	2.5%
YTD 2021	Europe	€8,634m	1,778m	€4.81	3.0%	2.5%	6.5%	7.5%
	API	€2,289m	460m	€4.83	5.0%	3.0%	10.0%	13.5%
	CCEP	€10,923m	2,238m	€4.82	3.5%	2.5%	7.5%	9.0%

Damian Gammell, Chief Executive Offiicer, said:

“Solid top-line growth and value share gains[4] in the third quarter demonstrate the strength of our business and the ongoing successful integration of Coca-Cola Amatil, which also delivered a resilient performance despite renewed restrictions. Together with The Coca-Cola Company and our other brand partners, our focus on core brands, in-market execution and revenue growth management initiatives solidified our position as the largest FMCG value creator[5]. We are also pleased to be making progress towards our ambition to reach net zero by 2040, including on our packaging commitments.

“We continue to protect our business for the short-term and are confident in our ability to mitigate near-term inflationary pressures and navigate global supply chain challenges as we head into next year. Key levers are pricing, mix, procurement initiatives and our transformational efficiency programmes. We’re combining these levers with disciplined investments for long-term future growth, particularly in our portfolio, our people, digital and sustainability.

“Given our solid performance so far this year, and the lifting now of restrictions in API, we’re confident in delivering a strong end to the year and are raising our full-year guidance. This, combined with today's dividend declaration, which is greater than 2019 and 2020, demonstrates our confidence in the future and our ability to deliver increased shareholder value.

“Above all, our focus remains on the safety and wellbeing of our colleagues and supporting our customers and communities. We will go further together, sustainably, for a better, shared future.”

Note: All footnotes included after the ‘About CCEP’ section

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Q3 HIGHLIGHTS[2],[3]

Q3 Pro forma revenue (+0.5%)[6]
(Reported revenue +24.0%)

•NARTD YTD value share gains[4] across measured channels both in store (+50bps) & online (+130bps)

•Delivered more revenue growth for our retail customers than any of our FMCG peers (including YTD)[5]

•Pro forma comparable volume slightly down (-1.5%[7]; Q3 2021 -5.5% vs 2019) reflecting adverse weather in Europe & renewed restrictions across API

◦volumes by channel: Away from Home (AFH) +4.0% reflecting continued recovery of HoReCa[8] across Europe (-12.0% vs 2019) & immediate consumption (IC) packs offset by Home -5.0% (flat vs 2019)

•Improving recent trading reflecting lifting of restrictions in API ahead of the summer trading period & continued recovery in Europe

•Pro forma revenue per unit case +2.0%[1],[6] (+2.5%[9] vs 2019) reflecting positive pack & channel mix in Europe driven by the improvement in AFH volumes & growth in IC packs alongside favourable price across CCEP

Dividend

•Declaring FY21 dividend per share of €1.40, +64.5% vs last year & +13.0% vs 2019, maintaining annualised dividend payout ratio of approximately 50%

Other

•Raising FY21 guidance reflecting the solid performance in Q3 & the improving outlook for rest of the year: see detailed guidance below

•API integration remains on track & progressing well; recently announced plans in Australia to enable greater focus on NARTD, RTD alcohol & Spirits:

◦exit production, sale & distribution of Beer & Apple Cider products
◦proposed sale of Feral craft beer

•Sustainability:

◦Germany on-the-go (OTG) packs now 100% recycled PET (rPET)
◦France moving all Coca-Cola portfolio OTG packs to 100% rPET from April 2022 & introducing tethered caps from the end of 2022

GUIDANCE

The outlook for FY21 & FY22 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

FY21 (updated from H1 21)
FY21 guidance is on a comparable basis, reflecting the timing impact of the acquisition of API which completed on 10 May 2021, and based on actual Fx rates.

•Revenue: comparable growth of 29-30%[10] (previously 26-28%)
•Operating profit: comparable growth of 46-49%[10] (previously 40-44%)
•Comparable effective tax rate: ~20%[10] (unchanged)
•EPS: comparable growth of 54-57%[10] (new)

FY22
FY22 guidance is on a pro forma comparable & Fx-neutral basis.
•Cost of sales per unit case: pro forma comparable growth of 4-5% (new)

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Third-quarter & Year-To-Date Revenue Performance by Geography[2]
All values are unaudited and all references to volumes are on a comparable basis

	Q3			YTD (Pro forma)[3]
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	719	17.5%	11.0%	1,911	16.5%	13.5%
France[12]	463	(7.5)%	(7.5)%	1,359	4.0%	4.0%
Germany	636	(5.0)%	(5.0)%	1,727	2.5%	2.5%
Iberia[13]	795	7.5%	7.5%	1,864	12.5%	12.5%
Northern Europe[14]	636	(3.5)%	(4.5)%	1,773	2.5%	1.0%
Total Europe	3,249	2.0%	1.0%	8,634	7.5%	6.5%
API[11] (Pro forma)[3]	700	2.5%	—%	2,289	13.5%	10.0%
Total CCEP (Pro forma)[3]	3,949	2.5%	0.5%	10,923	9.0%	7.5%

API
•YTD volume growth adversely impacted by renewed restrictions in Q3. Adverse AFH volumes partially offset by growth in the Home channel in Australia & New Zealand.
•In Q3, Coca-Cola No Sugar continued to outperform in Australia, with the new formulation & look launched late September. Monster continued to grow in all markets.
•Q3 revenue/UC[15] growth driven by underlying price & the impact of Container Deposit Scheme changes in Australia, partially offset by unfavourable channel & pack mix as a result of the restrictions.

France
•Q3 volume decline driven by adverse weather and cycling a strong recovery after the first COVID-19 wave (FY20 Q3 revenue +6.0%). Soft volumes in both the Home & AFH channels.
•Monster & Capri-Sun continued to outperform with both Q3 & YTD volumes above 2019 levels.
•Q3 revenue/UC[15] growth driven by positive pack mix from OTG PET & positive underlying price.

Germany
•Volume decline in Q3 in both channels driven by adverse weather. Some restrictions within HoReCa[8] & Leisure sub-channels impacted overall AFH performance.
•Monster & Fuze Tea continued to outperform during both Q3 & YTD.
•Q3 revenue/UC[15] growth driven by positive brand mix, in particular the continued growth in Energy & the reorienting of our Hydration portfolio at the start of the year. This was partially offset by adverse pack mix as adverse weather limited OTG PET demand.

Great Britain
•Q3 volume growth driven by continued strong recovery of AFH, increased domestic tourism & solid execution to navigate through industry wide supply constraints. Continued solid performance in the Home channel.
•Coca-Cola Zero Sugar & Monster continued to outperform, with Q3 volumes up more than 30% vs 2019.
•Q3 revenue/UC[15] growth supported by promotional activity changes & positive pack mix from continued IC recovery e.g. small PET +29.5%; small glass +24.5%.

Iberia
•Modest volume growth in Q3 reflected the easing of restrictions, however suppressed international tourism limited the overall recovery in AFH vs 2019. In the Home channel, the decline in volume was driven by the increased Spanish VAT rate.
•IC packs, Nestea & Monster outperformed during both Q3 & YTD.
•Q3 revenue/UC[15] growth supported by improving pack & channel mix driven by the recovery of HoReCa[8] volumes & positive underlying price.

Northern Europe
•Q3 volume decline reflects adverse weather, including the impact of the flooding in Belgium in July, partially offset by the continued recovery of AFH.
•Coca-Cola Zero Sugar continued to outperform, with volumes up 28.0% in Q3 vs 2019.
•Q3 revenue/UC[15] (excluding soft drinks taxes[16]) growth in Q3 driven by positive brand & pack mix as demand for IC packs continued to recover.

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Third-Quarter & Year-To-Date Pro forma Volume Performance by Category[2],[3]
All values are unaudited and all references to volumes are on a comparable basis

	Q3		YTD
	% of Total	% Change	% of Total	% Change[7]
Sparkling	84.0%	(1.5)%	84.5%	3.5%
Coca-Cola®	59.0%	(1.5)%	59.0%	2.5%
Flavours, Mixers & Energy	25.0%	(1.0)%	25.5%	6.0%
Stills	16.0%	(1.0)%	15.5%	3.0%
Hydration	8.0%	(6.5)%	7.5%	(3.0)%
RTD Tea, RTD Coffee, Juices & Other[17]	8.0%	5.0%	8.0%	9.5%
Total	100.0%	(1.5)%	100.0%	3.5%

Coca-Cola®
•Q3 Classic -3.5%; Lights +1.5% reflecting the continued solid performance of the reformulated & rebranded Coca-Cola Zero Sugar (+4.0%)

•Q3 & YTD Coca-Cola Zero Sugar in growth vs 2019 (Q3:+13.0%; YTD:+12.0%)

•GB outperformed with growth in Classic, Diet & Zero Sugar in Q3 vs 2019

Flavours, Mixers & Energy
•Q3 Fanta -4.0%; YTD +3.5% driven by the cycling of tougher comparables & restrictions in API during Q3

•Continued strong growth in Energy across all markets (Q3:+8.5%; YTD:+25.5%) led by Monster supported by solid execution

Hydration
•Q3 Water -9.5% (-36.0% vs 2019); YTD -6.5% (-35.5% vs 2019) reflecting the impact of the pandemic & its exposure to IC across both channels, partially offset by Sports

•Sparkling Water continued to deliver solid growth in Australia (Q3:+41.5% vs 2019) driven by multi-pack can formats in the Home channel

RTD Tea, RTD Coffee, Juices & Other[17]
•Q3 Juice drinks +5.5%; YTD +11.5% driven by increased mobility in Europe & solid growth in Capri-Sun (YTD: +15.5% vs 2019)

•Fuze Tea in growth vs 2019 (Q3: +9.5%; YTD: +9.0%[18]) & continuing to grow value share in Europe[4],[18]

•Alcohol delivered strong growth in Australia (YTD: +3.0% vs 2019) driven by RTD Spirits, including the successful roll out of -196 Double Lemon

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Conference Call
•9 November 2021 at 12:30 GMT, 13:30 CET & 7:30 a.m. EST; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a full-year interim dividend of €1.40 per share
•The full-year interim dividend is payable 6 December 2021 to those shareholders of record on 19 November 2021
•CCEP will pay the full-year interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange
•Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 9 November 2021. This translated amount will be posted on our website here: http://ir.ccep.com/shareholder-information/dividends-and-splits

Financial Calendar
•Preliminary unaudited full-year 2021 results: 16 February 2022
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts

Investor Relations
Sarah Willett	Joe Collins	Claire Copps
+44 7970 145 218	+44 7583 903 560	+44 7980 775 889

Media Relations
Shanna Wendt	Nick Carter
+44 7976 595 168	+44 7979 595 275

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.
___________________
1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
3.Pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at the beginning of the period presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies for the period 1 January to 10 May. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4.Combined NARTD (non-alcoholic ready to drink) NielsenIQ Global Track YTD data for ES, PT, DE, GB, FR, BE, NL, NZ, NO & SE to 03.Oct.21; NZ & IND to 12.Sept.21; NARTD IRI data for AUS to 03.Oct.21. Online Data is for available markets YTD GB to 03.Oct.21 (Retailer data+NielsenIQ), ES, FR, NL & SE to 03.Oct.21 (NielsenIQ), AUS to 03.Oct.21 (Retailer Data)
5.NielsenIQ Strategic Planner YTD Data to WE 12.09.2021 Countries included are ES, DE, GB, FR, BE, NL, SE, PT & NO
6.Comparable & Fx-neutral
7.Adjusted for 3 extra selling days in Q1; no selling day shift in Q3; CCEP Q3 YTD pro forma volume +5.0%
8.HoReCa = Hotels, Restaurants & Cafes
9.Management’s best estimate
10.Reflects the timing impact of the acquisition of API which completed on 10 May 2021; based on actual Fx rates
11.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
12.Includes France & Monaco
13.Includes Spain, Portugal & Andorra
14.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
15.Revenue per unit case
16.Northern Europe revenue per unit case declined in Q3 as a result of changes to Norwegian Soft Drink Taxes
17.RTD refers to ready to drink; Other includes Alcohol & Coffee
18.Europe only; YTD

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2020 Annual Report on Form 20-F filed with the SEC on 12 March 2021, as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2021 Half-year Report Filed with the SEC on 2 September 2021;

2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports; and

3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to API or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, market share, tax rate, efficiency savings, and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (CCL or API) on the results of operations of CCEP and allow for greater comparability of the results of the combined group between periods. The Pro forma financial information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable. For further information, refer to our Half Year Report published on 2 September 2021, which provides further details on our non-GAAP performance measures and reconciles, where applicable, our results as reported under IFRS to Pro forma financial information and non-GAAP performance measures.

The Pro forma financial information presented in this document reflects the inclusion of API revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

The Pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.

For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of the period presented. In this document, the Pro forma financial information adjustments reflect the inclusion of API revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit benefit pension scheme and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout the year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplemental Financial Information - Revenue - Reported to Pro forma Comparable
Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	1 Oct 2021	27 Sept 2020	% Change	1 Oct 2021	27 Sept 2020	% Change
As reported and comparable	3,949	3,179	24.0%	9,867	8,016	23.0%
Add: Pro forma adjustments[1]	—	683	n/a	1,056	2,018	n/a
Pro forma Comparable	3,949	3,862	2.5%	10,923	10,034	9.0%
Adjust: Impact of fx changes	(63)	n/a	n/a	(144)	n/a	n/a
Pro forma Comparable and fx-neutral	3,886	3,862	0.5%	10,779	10,034	7.5%

Pro forma Revenue per unit case	4.88	4.79	2.0%	4.82	4.70	2.5%

Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	1 Oct 2021	27 Sept 2020	% Change	1 Oct 2021	27 Sept 2020	% Change
As reported and comparable	700	—	n/a	1,233	—	n/a
Add: Pro forma adjustments[1]	—	683	n/a	1,056	2,018	n/a
Pro forma Comparable	700	683	2.5%	2,289	2,018	13.5%
Adjust: Impact of fx changes	(17)	n/a	n/a	(65)	n/a	n/a
Pro forma Comparable and fx-neutral	683	683	—%	2,224	2,018	10.0%

Pro forma Revenue per unit case	4.91	4.83	1.5%	4.83	4.68	3.0%
[1] The Pro forma financial information reflects the inclusion of API revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Third-Quarter Ended			Nine Months Ended
	1 Oct 2021	27 Sept 2020	% Change	1 Oct 2021	27 Sept 2020	% Change
Volume	796	665	19.5%	2,023	1,705	18.5%
Impact of selling day shift	n/a	—	n/a	n/a	23	n/a
Comparable volume - Selling Day Shift adjusted	796	665	19.5%	2,023	1,728	17.0%
Pro forma impact[1]	—	142	n/a	215	439	n/a
Pro forma comparable volume	796	807	(1.5)%	2,238	2,167	3.5%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Third-Quarter Ended			Nine Months Ended
	1 Oct 2021	27 Sept 2020	% Change	1 Oct 2021	27 Sept 2020	% Change
Volume	139	—	n/a	245	—	n/a
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	139	—	n/a	245	—	n/a
Pro forma impact[1]	—	142	n/a	215	439	n/a
Pro forma comparable volume	139	142	(2.0)%	460	439	5.0%
[1] Pro forma API volume for the nine months ended 27 Sept 2020 is 431 million unit cases. Including the impact of the Q1 selling day shift (8 million unit cases), pro forma comparable API volume is 439 million unit cases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 9, 2021	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer